October 17, 2005

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Capital Title Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 17, 2005

File No. 000-21417

Dear Mr. Rosenberg:

In response to your letter of October 14, 2005, we are submitting the following additional information to address the remaining outstanding comment related to your review of Capital Title Group, Inc.’s Form 10-K for fiscal year ended December 31, 2004.

This response letter supplements our most recent response letter dated October 11, 2005.

SEC Comment:

In order for us to evaluate your conclusion that net reporting is appropriate, please clarify for us what is meant in your October 11, 2005 response to comment two by underwriting fees are compensation for accepting “the risk”, which appears inconsistent with your October 3, 2005 response that these fees are compensation for accepting a “portion of risk.” In addition, since you assert in your response that these transactions are not within the scope of EITF 99-19 because that issue excludes insurance or reinsurance premiums, please tell us why underwriting fees are an insurance or reinsurance premium within the scope of FAS 60 or FAS 113. Further tell us your accounting policy for recording and classifying in your financial statements any recoveries under these contracts.

Capital Title Group, Inc. response:

As mentioned in our earlier letter, a portion of our business is to perform title services and issue title insurance policies as an agent for third party title insurance underwriters. In cases where a title insurance policy is issued by us on behalf of a third party title insurance underwriter, we charge our customers a fee and we in turn pay an underwriting fee to the third party title insurance underwriter who is the primary obligor in the event of a future claim. The underwriting fees related to third party title insurance underwriters, which were netted against revenue for the year ended December 31, 2004, were $3.7 million or less than 1.3% of revenue.

An example of what has been described above is as follows: When we provide title insurance in connection with the closing of a transaction for a residential home valued at $400,000, we issue a homeowners policy and charge the customer approximately $1,500. We then pay an underwriting fee to the third party underwriter of approximately $135, which is the portion netted on our income statement, resulting in net revenue reported on this example transaction of $1,365. In the event there is a claim against this title insurance policy for an undisclosed lien, easement, or any covered issue which diminishes the value of the insured real estate, the third party underwriter is notified and they either pay the claimed damages or defend against the asserted claim. If in the example discussed above, there was an undisclosed lien against the property for $150,000, the third party underwriter would be responsible for paying off the lien holder and would collect a $5,000 deductible payment from us as the agent who issued the policy on their behalf.

In our letter dated October 3, 2005, we used the phrase in our response that the underwriting fee is compensation for accepting a “portion of risk” which was meant to denote that there can be a nominal deductible owed by our Company whenever there are claims paid out by the third party underwriter (in our underwriting agreements, this deductible is set at $5,000 per paid loss). The term “portion of risk” may have led to some misunderstanding of our response as it may have implied that the third party underwriter was accepting a smaller portion of the risk when in fact the underwriter is responsible for “all of the risk” of policies issued by their agents, subject to the $5,000 deductible described above, which is paid by the agent. Exhibit 10.27 to our Form 10-KSB for the year ended December 31, 1999 filed with the SEC on March 28, 2000 is a copy of an underwriting agreement which describes our contractual relationship with a third party title insurance underwriter. On page one, Section 2(d) of the exhibit it describes the duty of the underwriter to defend and pay losses under title insurance policies. The deductible of $5,000 is described on page three, Section 5(a). While there is also a provision in Section 5 of this agreement under which the loss could theoretically be borne by our Company if gross negligence is present, we have never experienced such a loss nor do we expect to, so the risk of loss remains with the third party underwriter, subject to the nominal deductible.

As set forth in our previous letter, we reviewed Staff Accounting Bulletin No. 101 – “Revenue Recognition in Financial Statements” (SAB 101), Staff Accounting Bulleting No. 104, Topic 13: Revenue Recognition (SAB 104) and EITF 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”. While we believe that all these references support our position of netting underwriting fees against title service revenue, the following is the result of our review. We noted in SAB 104 under paragraph 5 that Topic 13.A.5 which provided guidance on income statement presentation and whether transactions should be presented on a gross as a principal or net as an agent basis was deleted and replaced with EITF 99-19. Upon review of this EITF we found that paragraph 4 of this EITF excludes from its scope transactions including insurance and reinsurance premiums. We therefore conclude after this research that we fall under the guidance of SAB 101.

Your most recent comment requests that “since you assert in your response that these transactions are not within the scope of EITF 99-19 because that issue excludes insurance or reinsurance premiums, please tell us why underwriting fees are an insurance or reinsurance premium within the scope of FAS 60 or FAS 113.” In reading the summary of FAS 60, it specifically names “title insurance contracts” as long-duration contracts covered by the Statement and since the underwriting fees are directly associated with the issuance of title insurance contracts; this is how we came to the conclusion for our assertion noted above. However, the overriding consideration doesn’t seem to revolve around whether title insurance premiums fall under EITF 99-19 or SAB 101, as EITF 99-19 states that “the accounting model in this Issue is consistent with the requirements of SAB 101” and those requirements indicate that “if the company performs as an agent or broker without the risk and rewards of ownership of the goods, sales should be reported on a net basis.” As discussed above, our Company issues title insurance policies as an agent for third party title insurance underwriters who have the risk related to paying claims arising under those policies; therefore we believe it is appropriate to report title insurance fee revenues net of underwriting fees paid. This appears consistent with the intent of the guidance of not inappropriately grossing up revenue.

The final item you asked us to address is our “accounting policy for recording and classifying in your financial statements any recoveries under these contracts.” Because it is the third party underwriter, not our Company, who pays the loss associated with a claim arising from a title insurance policy, there is never a recovery to record. The only payment we make under insurance policies issued on behalf of third party underwriters is the up-front underwriting fee as compensation for them accepting the risk and potentially a $5,000 deductible, which is paid only if a claim is asserted by a policy holder and only after the third party underwriter has settled the claim and has presented us with evidence of the settlement.

In providing you with this response we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to your comment, and if you have any further questions, please do not hesitate to contact me at (480) 624-4200.

Sincerely,

/s/ Mark C. Walker
Mark C. Walker
Executive Vice President, Chief Operating Officer,
Chief Financial Officer, Secretary and Treasurer

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